SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

5th September 2003

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

CRH’s Interim Report for the six months ended 30th June 2003

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):  82-            .

2003 INTERIM RESULTS

Six months ended 30th June 2003

	2003 euro m	2002 euro m	% change
• Sales	4,661	4,801	-3%
• Operating profit *	245	295	-17%
• Profit before tax	161	196	-18%

	euro cent	euro cent
• Earnings per share—before goodwill amortisation	28.89	33.51	-14%
• Earnings per share—after goodwill amortisation	22.16	26.78	-17%
• Cash earnings per share	69.95	76.59	-9%
• Dividend	8.20	7.43	+10%

*	Operating profit including share of joint ventures but before goodwill amortisation and profit on sale of fixed assets.

•	In the Republic of Ireland, residential construction was particularly buoyant and activity on major infrastructure projects continued at a good pace. Against this background operating profit increased by 14% to euro 68 million.

•	In Britain and Northern Ireland, although underlying operating profits advanced, the weakness of Sterling versus the euro resulted in reported operating profit being unchanged at euro 30 million.

•	In Mainland Europe, generally weak trading patterns for the Materials Division were exacerbated by an exceptionally cold first quarter in Poland and Finland, resulting in a 27% decline in operating profit to euro 33 million. With the incremental impact of acquisitions, the Products & Distribution Division recorded a 10% increase in operating profit to euro 54 million.

•	Reported euro results for the Americas operations were adversely affected by the impact of a 19% weakening of the average US dollar exchange rate versus the euro. The traditional first half operating loss in the Materials Division rose from euro 30 million to euro 39 million with the impact of exceptionally wet weather in the Northeast and Midwest during the second quarter only partly offset by contributions from acquisitions. In a challenging market and economic environment for all of its product groups, the Products & Distribution Division reported a 30% operating profit decline to euro 99 million.

•	Overall, currency translation effects, principally arising from the strength of the euro versus the US dollar, had a euro 10 million adverse impact at profit before tax level in the period.

•	The interim dividend has been increased by 10%, the 20th consecutive year of dividend increase.

•	Total acquisition and investment spend amounted to euro 577 million on 20 deals. Since period-end, we have agreed to acquire Cementbouw’s distribution and building products operations in Holland for euro 646 million and to invest euro 47 million in a leveraged buyout of Cementbouw’s materials operations.

Liam O’Mahony, Chief Executive, said today:

“Our pre-close Interim trading update statement of 30th June indicated expected pre-tax profit of euro 155 million to euro 160 million for the first half of the year. A solid performance in June, particularly in our European markets, has resulted in actual profits slightly above the upper end of the indicated range.

The second half of the year is significantly more profitable for CRH than the first six months, mainly due to the marked second half bias in the activity levels and profitability of our operations in the US. Although wet weather continued to hamper our US businesses in July and early August, we expect that, given reasonable weather from now to year-end, full year profit before tax for the Group, excluding adverse currency translation effects currently projected at euro 77 million, will be ahead of last year.

Our financial capacity to make acquisitions continues to be strong, and our development teams remain busy; we expect to deliver a further good level of development spend in the remaining months of the year in addition to the completion of the Cementbouw transactions announced in July.”

Announced Tuesday, 2nd September 2003

INTERIM STATEMENT

HIGHLIGHTS

The results highlights for the first six months of 2003 are set out below.

•	Sales: euro 4,661 million, down 3%

•	Operating profit*: euro 245 million, down 17%

•	Basic earnings per share before goodwill amortisation: 28.89c, down 14%

•	Cash earnings per share: 69.95c, down 9%

*	Operating profit including share of joint ventures but before goodwill amortisation and profit on sale of fixed assets.

Translation effects in the first six months of 2003 had an adverse impact of euro 10 million on profit before tax compared with the first half of 2002, with average US dollar and Sterling exchange rates in 2003 significantly weaker versus the euro than in the corresponding period in 2002.

Goodwill amortisation (including share of joint ventures) amounted to euro 35.3 million (2002: euro 35.1 million). Spending on acquisitions and investments in the first half of 2003 amounted to euro 577 million (2002: euro 607 million). The Group profit and loss account on page 8 separately discloses the impact of acquisitions made during the six months to 30th June 2003.

DIVIDENDS

The Board has decided to pay an interim dividend of 8.20c per share, an increase of 10.4% on the 2002 interim dividend of 7.43c. Dividends will be paid on 7th November 2003 to shareholders registered at the close of business on 12th September 2003.

A scrip dividend alternative is being offered to shareholders.

ACQUISITIONS AND DISPOSALS

First half acquisition and investment expenditure of euro 577 million includes expenditure of euro 189 million on the S.E. Johnson Group in the Midwestern United States while the remaining euro 388 million includes the cost of 19 small to medium-sized deals in Europe and North America. The euro 646 million acquisition of Cementbouw’s distribution and building products operations in Holland and euro 47 million investment in a leveraged buyout of Cementbouw’s materials operations, which were announced in July 2003 and which are subject to regulatory approvals, are both expected to close before the end of the year.

Proceeds from disposal of fixed assets amounted to euro 35 million.

REGIONAL REVIEW

REPUBLIC OF IRELAND

Including share of joint ventures				Analysis of change
			Total change		Acquisitions
euro million	2003	2002		Exchange	2002	2003	Organic
Sales	353	309	+44	—	—	—	+44
% change			+14%				+14%
Operating profit*	68	60	+8	—	—	—	+8
% change			+14%				+14%
Margin	19.4%	19.6%

*	Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The trends in construction demand evident in the second half of 2002 continued through the first half of 2003 boosted by very favourable weather conditions in March and April. Residential construction was particularly buoyant resulting in double-digit percentage volume increases in cement, concrete blocks and readymixed concrete. Activity on major infrastructural projects under the National Development Plan continued at a good pace through the first six months although completion of a number of major projects resulted in a decline in blacktop volumes compared with 2002. Commercial and industrial construction continued weak during the period.

BRITAIN AND NORTHERN IRELAND

Including share of joint ventures				Analysis of change
			Total change		Acquisitions / disposals
euro million	2003	2002		Exchange	2002	2003	Organic
Sales	341	330	+11	-31	+6	-4	+40
% change			+3%	-10%	+2%	-1%	+12%
Operating profit*	30	30	—	-3	+1	—	+2
% change				-10%	+3%		+7%
Margin	8.6%	8.9%

*	Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

Compared with first half 2002, the euro was on average approximately 9% stronger versus Sterling in the first half of 2003 giving rise to an adverse translation impact on sales and operating profit for the first half of 2003.

While Ibstock’s first half brick volumes were broadly in line with 2002, a combination of price improvements together with the benefits of a more favourable natural gas supply contract offset the impact of increased costs resulting in improved profitability. Our concrete and insulation activities also reported underlying profit advances while our fencing operations benefited from the inclusion of Geoquip, the manufacturer of electronic intrusion detection systems which was acquired in August 2002.

In the Materials Division, residential demand in Northern Ireland continued at a reasonable level while, after a slow start, road maintenance activity has improved. Profits were similar to the first half of last year.

MAINLAND EUROPE – MATERIALS

Including share of joint ventures				Analysis of change
			Total change		Acquisitions		Re-org. costs
euro million	2003	2002		Exchange	2002	2003		Organic
Sales	444	460	-16	-24	+12	+10	—	-14
% change			-3%	-5%	+3%	+2%		-3%
Operating profit*	33	45	-12	-2	+1	+1	+7	-19
% change			-27%	-4%	+2%	+2%	+15%	-42%
Margin	7.3%	9.8%

*	Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes no re-organisation costs in 2003 (2002: euro 7 million).

Trading patterns in the first half of 2003 were generally weak exacerbated by an exceptionally cold first quarter in Northeastern Europe. Cement demand in Poland was severely affected in the first quarter and although demand improved in the second quarter, first half volumes declined by 13% with a consequent severe impact on profit. Our Finnish operations also suffered first half volume and profit declines although to a lesser extent than in Poland.

In Switzerland, we experienced more normal seasonal demand levels with our cement and aggregates activities benefiting from major infrastructure projects. However, with a slowing economy, readymixed concrete volumes and profits lagged 2002 levels. In Spain, our operations saw further strong volume gains, but a very competitive market resulted in a first half outcome similar to last year. Our 25% Israeli cement joint venture performed well in the first half of the year.

MAINLAND EUROPE – PRODUCTS & DISTRIBUTION

Including share of joint ventures				Analysis of change
			Total change		Acquisitions		Re-org. costs
euro million	2003	2002		Exchange	2002	2003		Organic
Sales	1,116	939	+177	-5	+168	+32	—	-18
% change			+19%	-1%	+18%	+3%		-1%
Operating profit*	54	49	+5	—	+8	+2	—	-5
% change			+10%		+16%	+4%		-10%
Margin	4.9%	5.2%

*	Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of euro 2 million (2002: euro 2 million).

Our Products & Distribution Division reported higher operating profit than in 2002 reflecting the incremental benefit of 2002 and 2003 acquisitions.

The Concrete Products Group continued to be affected by general weakness in residential and commercial markets but, as a result of the inclusion of EHL (acquired May 2002) and Douterloigne (acquired August 2002), reported higher first half operating profit than last year.

In both the Clay Products and Insulation Groups, markets have remained difficult resulting in little change in operating profit compared with 2002.

In the Building Products Group, our Fencing & Security business has maintained underlying profits while benefiting from the inclusion of Adronit (acquired March 2003). The Daylight & Ventilation activities continued to experience difficult market conditions in Germany and reported lower profits. The inclusion of Plakabeton, the Belgium-based metal building accessories business acquired in April 2003, contributed positively to first half results.

Turnover in our Distribution Group increased from euro 491 million to euro 578 million principally reflecting the impact of Vicom (acquired June 2002) and BBH Baubedarf (acquired October 2002) which substantially enlarged our Distribution presence in Switzerland. The integration of these businesses with our existing Richner operation in Switzerland is progressing well but it will be some time before the full benefits are realised. A modest contribution from these deals combined with good performances from our Dutch DIY and French builders merchanting activities resulted in a profit advance for this Group.

THE AMERICAS – MATERIALS

Including share of joint ventures				Analysis of change
			Total change		Acquisitions
euro million	2003	2002		Exchange	2002	2003	Organic
Sales	921	1,108	-187	-208	+47	+36	-62
% change			-17%	-19%	+4%	+3%	-5%
Operating loss*	(39)	(30)	-9	+6	+2	+3	-20
% change			-31%	+20%	+7%	+10%	-68%
Margin	-4.3%	-2.7%

*	Operating loss is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The average US dollar profit and loss account translation rate for the first half of 2003 was US$1.1049 to the euro versus US$0.8979 in the first half of 2002 which gives rise to an adverse translation impact on sales for the Americas Materials Division compared with 2002. However, as this Division traditionally reports seasonal losses in the first half of the year, the weaker dollar resulted in a favourable exchange impact at operating level.

Although overall state contract lettings continued at a stable level through the first half of the year, exceptionally wet weather in the Northeast and Midwest during the second quarter delayed the commencement of the construction season and resulted in significantly lower volumes and profits from underlying operations. Our businesses in the Western states enjoyed more normal weather conditions and reported similar results to last year. Excluding the impact of recent acquisitions, our heritage companies saw volume declines of approximately 12% in aggregates and asphalt and 8% in readymixed concrete compared with first half 2002, although there were substantial regional variations.

THE AMERICAS – PRODUCTS & DISTRIBUTION

Including share of joint ventures				Analysis of change
			Total change		Acquisitions
euro million	2003	2002		Exchange	2002	2003	Organic
Sales	1,486	1,655	-169	-307	+143	+67	-72
% change			-10%	-19%	+9%	+4%	-4%
Operating profit*	99	141	-42	-26	+6	+10	-32
% change			-30%	-18%	+4%	+7%	-23%
Margin	6.7%	8.5%

*	Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.

The Products & Distribution Division was also impacted by poor weather, which restricted both residential and non-residential construction activity and product shipments, and overall first half profits in US dollar terms for this Division were down on 2002 levels. The weaker US dollar also resulted in adverse exchange translation variances in reported euro results for the Division at both sales and operating profit levels compared with 2002.

The Precast Group suffered most against a backdrop of continuing declines in non-residential construction. The Architectural Products Group experienced a slower than anticipated first half pick-up in seasonal homecentre demand, due to wet weather, while brick sales declined largely as a result of slowing activity in high-end residential and institutional construction. The Glass Group continued to perform well despite the challenging environment; however, a decline from strong 2002 levels in the Southern and Central regions led to some margin erosion. The Distribution Group had a robust underlying performance and, with the benefit of good contributions from 2002 and 2003 acquisitions, delivered further margin improvement in the half year.

In September 2002, CRH announced that companies in CRH’s Distribution Group in the United States had been named, together with a large number of other unrelated parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by companies in the Distribution Group prior to ownership by CRH. Since then 35 new claims have been received and 11 have been disposed of, with the number of claimants as at the end of August 2003 amounting to 275. We believe that the outcome of these claims will not have a material impact on CRH.

FINANCE AND TAXATION

The lower first half interest charge in 2003 reflects the benefits of lower interest rates worldwide and a favourable translation impact due primarily to the weaker US dollar, partly offset by the additional financing costs of significant 2002 and first half 2003 development activity. The robust cash generation characteristics of the Group continue to underpin the Group’s strong financial capacity to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.

Exchange rate movements between year-end 2002 and 30th June 2003 (mainly the weakening of the US dollar rate) reduced the euro amount of foreign currency net debt by euro 144 million while shareholders’ funds were reduced by euro 256 million.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

OUTLOOK

In Ireland, while housing continues to be strong, the completion of a number of major infrastructure projects is expected to lead to lower overall activity in the second half of the year. Total construction output for the year as a whole should be broadly similar to 2002.

Our markets in Britain have tended to soften slightly in recent months; however, Ibstock price increases should generate further benefits in the second half and full year Sterling profits are expected to be ahead of 2002.

In Mainland Europe, with better recent demand in Poland and Finland, and with the incremental impact of 2002 and 2003 acquisitions, we anticipate that the Materials Division should largely recover the reported first half operating profit decline. The market backdrop for our Products & Distribution businesses remains weak; however, we continue to benefit from the 2002 restructuring and from the inclusion of results from 2003 development activity (not including Cementbouw which we hope to complete as planned before the end of the year). Overall, following a substantial increase in 2002, we expect a further good full year profit advance for the Products & Distribution Division.

In North America, despite good backlogs, wet weather through July and early August, particularly in the Northeast, has continued to hamper the ability of our Materials operations to fully claw back the underlying volume deficits experienced in the first half. Energy costs remain high but are being largely recovered through better pricing. Our Products & Distribution activities are benefiting from strength in the housing and homecentre markets. Reasonable weather from now to year-end and contributions from acquisitions should result in higher full year operating profit in US dollar terms. However, the weaker US dollar will have a more significant adverse translation impact than in the first half due to the marked second half bias of US profitability.

A continuation of the US dollar/euro exchange rate of US$1.09 would result in a full year average rate of US$1.1032 (2002: US$0.9456) which, combined with the projected average rates for other currencies versus the euro, would have an adverse full year impact of euro 77 million, equivalent to approximately 9% of last year’s pre-tax profit level.

We remain focussed on cash generation, cost control and efficiency improvements, combined with the recovery of higher input costs and delivery of a further good level of development spend in the second half of the year. These measures are unlikely to be sufficient to offset the adverse currency impact of the stronger euro on our results for the year as a whole. However, given reasonable weather for the remainder of 2003, we expect that, before the adverse currency translation impact, full year profit before tax will be ahead of last year.

* * * * *

This interim results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

GROUP PROFIT AND LOSS ACCOUNT

	Six months ended 30th June—Unaudited				Year ended 31st December 2002
	Continuing operations
	2003	Acquisitions 2003	Total 2003	2002
	euro m	euro m	euro m	euro m	Audited euro m
Sales including share of joint ventures	4,519.5	141.4	4,660.9	4,800.6	10,794.1
Less share of joint ventures	(111.1)	(0.5)	(111.6)	(135.0)	(276.9)

Group sales	4,408.4	140.9	4,549.3	4,665.6	10,517.2
Cost of sales	(3,139.8)	(91.9)	(3,231.7)	(3,317.4)	(7,293.5)

Gross profit	1,268.6	49.0	1,317.6	1,348.2	3,223.7
Operating costs excluding goodwill amortisation	(1,051.9)	(32.5)	(1,084.4)	(1,066.9)	(2,209.1)

Group operating profit	216.7	16.5	233.2	281.3	1,014.6
Share of joint ventures’ operating profit	11.6	(0.1)	11.5	13.5	33.5

Operating profit excluding goodwill amortisation	228.3	16.4	244.7	294.8	1,048.1
Goodwill amortisation	(33.2)	(2.1)	(35.3)	(35.1)	(69.6)
Profit on disposal of fixed assets	6.4	—	6.4	10.3	15.7

Profit on ordinary activities before interest	201.5	14.3	215.8	270.0	994.2

Group net interest payable			(52.8)	(70.1)	(131.4)
Share of joint ventures’ net interest payable			(2.2)	(4.3)	(7.1)

Profit on ordinary activities before taxation			160.8	195.6	855.7
Taxation on profit on ordinary activities (estimated)			(42.0)	(53.0)	(226.8)

Profit on ordinary activities after taxation			118.8	142.6	628.9
Profit applicable to minority equity interests			(2.5)	(2.8)	(5.5)
Preference dividends			—	—	(0.1)

Profit for the period attributable to ordinary shareholders			116.3	139.8	623.3
Dividends paid			—	—	(39.1)
Dividends proposed			(43.1)	(38.9)	(94.2)

Profit retained for the financial period			73.2	100.9	490.0

Earnings per share for the period
Basic
—Including goodwill amortisation			22.16c	26.78c	119.22c
—Excluding goodwill amortisation			28.89c	33.51c	132.54c
Diluted
—Including goodwill amortisation			22.09c	26.56c	118.57c
—Excluding goodwill amortisation			28.80c	33.23c	131.81c
Cash earnings per share for the period			69.95c	76.59c	219.82c
Dividend per share			8.20c	7.43c	25.40c

MOVEMENTS ON PROFIT AND LOSS ACCOUNT

	Six months ended 30th June—Unaudited		Year ended 31st December 2002
	2003	2002
	euro m	euro m	Audited euro m
At beginning of period	2,520.3	2,544.5	2,544.5
Profit retained for the financial period	73.2	100.9	490.0
Currency translation effects
—on results for the period	1.7	(2.8)	(31.7)
—on foreign currency net investments	(258.2)	(362.3)	(482.5)

At end of period	2,337.0	2,280.3	2,520.3

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended 30th June—Unaudited		Year ended 31st December 2002
	2003	2002
	euro m	euro m	Audited euro m
Profit for the period attributable to ordinary shareholders	116.3	139.8	623.3
Currency translation effects
—on results for the period	1.7	(2.8)	(31.7)
—on foreign currency net investments	(258.2)	(362.3)	(482.5)

Total recognised gains and losses for the period	(140.2)	(225.3)	109.1

GROUP BALANCE SHEET

	As at 30th June—Unaudited				31st December 2002—Audited
	2003		2002
	euro m	euro m	euro m	euro m	euro m
Fixed assets
Intangible asset—goodwill		1,213.8		1,119.9	1,154.1
Tangible assets		5,039.1		5,074.3	5,004.4
Financial assets:
Joint ventures—share of gross assets	346.4		406.5		366.1
—share of gross liabilities	(140.5)		(164.9)		(141.8)
—loans to joint ventures	29.4		28.5		28.4
Other investments	18.0		24.4		22.1

		253.3		294.5	274.8

		6,506.2		6,488.7	6,433.3
Current assets
Stocks	1,189.5		1,123.5		1,064.0
Debtors	1,873.7		1,824.8		1,525.4
Cash, short-term deposits and liquid resources	1,197.4		1,355.8		1,533.2

	4,260.6		4,304.1		4,122.6

Creditors (amounts falling due within one year)
Bank loans and overdrafts	265.7		544.5		232.8
Trade and other creditors	1,562.6		1,523.7		1,387.2
Corporation tax	25.8		96.6		29.6
Dividends proposed	43.1		38.8		94.2

	1,897.2		2,203.6		1,743.8

Net current assets		2,363.4		2,100.5	2,378.8

Total assets less current liabilities		8,869.6		8,589.2	8,812.1
Creditors (amounts falling due after more than one year)
Loans	3,270.3		3,138.5		3,010.3
Deferred acquisition consideration	140.0		179.7		142.5
Corporation tax	6.6		41.3		6.6

		3,416.9		3,359.5	3,159.4
Capital grants		13.8		15.5	14.6
Provisions for liabilities and charges		751.3		601.8	779.3

		4,687.6		4,612.4	4,858.8

Capital and reserves
Called-up share capital
Equity share capital	178.9		177.9		178.2
Non-equity share capital	1.2		1.2		1.2
Equity reserves
Share premium account	2,061.6		2,027.3		2,038.3
Other reserves	9.9		9.9		9.9
Profit and loss account	2,337.0		2,280.3		2,520.3

Shareholders’ funds		4,588.6		4,496.6	4,747.9
Minority shareholders’ equity interest		99.0		115.8	110.9

		4,687.6		4,612.4	4,858.8

GROUP CASH FLOW STATEMENT

	Six months ended 30th June—Unaudited		Year ended 31st December 2002—Audited
	2003	2002
	euro m	euro m	euro m
Net cash inflow from operating activities	146.3	280.0	1,553.5

Dividends received from joint ventures	7.4	6.3	23.5

Returns on investments and servicing of finance
Interest received	14.9	25.8	57.7
Interest paid	(65.5)	(83.9)	(183.2)
Finance lease interest paid	(0.3)	(0.4)	(0.7)
Preference dividends paid	—	—	(0.1)

	(50.9)	(58.5)	(126.3)

Taxation
Irish corporation tax paid	(10.2)	(15.1)	(17.2)
Overseas tax paid	(30.3)	(36.4)	(145.1)

	(40.5)	(51.5)	(162.3)

Capital expenditure
Purchase of tangible assets	(217.8)	(211.9)	(367.4)
Less: capital grants received	—	—	0.1
new finance leases	—	0.8	—
Disposal of fixed assets	34.7	49.5	104.4

	(183.1)	(161.6)	(262.9)

Acquisition and disposal of subsidiary undertakings and joint ventures
Acquisition of subsidiary undertakings	(544.5)	(470.2)	(793.7)
Deferred acquisition consideration	(24.1)	(35.9)	(80.3)
Investments in and advances to joint ventures	(0.8)	(7.5)	(22.0)

	(569.4)	(513.6)	(896.0)

Equity dividends paid	(76.7)	(70.1)	(111.6)

Cash (outflow)/inflow before use of liquid resources and financing	(766.9)	(569.0)	17.9

Cash inflow/(outflow) from management of liquid resources	172.0	(45.8)	(169.7)

Financing
Issue of shares	1.5	5.6	13.8
Expenses paid in respect of share issues	—	(0.1)	(0.4)
Increase in term debt	505.7	543.6	192.5
Capital element of finance leases repaid	(1.6)	(3.1)	(5.1)

	505.6	546.0	200.8

(Decrease) / increase in cash and demand debt in the financial period	(89.3)	(68.8)	49.0

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(Decrease) / increase in cash and demand debt in the financial period	(89.3)	(68.8)	49.0
Increase in term debt including finance leases	(504.1)	(540.5)	(187.4)
Cash (inflow)/outflow from management of liquid resources	(172.0)	45.8	169.7

Change in net debt resulting from cash flows	(765.4)	(563.5)	31.3
Loans and finance leases, net of liquid resources, acquired with subsidiaries	(7.8)	(93.4)	(95.8)
New finance leases	—	(0.8)	—

	(773.2)	(657.7)	(64.5)
Translation adjustment	144.5	224.2	248.3

Movement in net debt for the period	(628.7)	(433.5)	183.8
Net debt at 1st January	(1,709.9)	(1,893.7)	(1,893.7)

Net debt at end of period	(2,338.6)	(2,327.2)	(1,709.9)

SUPPLEMENTARY INFORMATION

1    Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

Rates used for translation of results and balance sheets into euro were as follows:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December 2002	30th June		31st December 2002
euro 1 =	2003	2002		2003	2002
US Dollar	1.1049	0.8979	0.9456	1.1427	0.9975	1.0487
Pound Sterling	0.6855	0.6217	0.6288	0.6932	0.6498	0.6505
Polish Zloty	4.2720	3.6679	3.8574	4.4775	4.0598	4.0210
Swiss Franc	1.4919	1.4690	1.4670	1.5544	1.4721	1.4524
Argentine Peso	3.3203	2.4395	2.9514	3.1967	3.7870	3.5289

2    Key components of first half 2003 performance

euro m	H1 2002	Exchange translation effects	Incremental effect in 2003 of acquisitions and investments completed during		Disposals 2003	Incremental effect in 2003 of rationalisation costs charged in		Ongoing operations	H1 2003
			2002	2003		2002	2003
Sales	4,801	(575)	376	145	(4)	—	—	(82)	4,661

Operating profit	295	(25)	18	16	—	9	(2)	(66)	245
Goodwill amortisation	(35)	4	(2)	(2)	—	—	—	—	(35)
Profit on disposals	10	—	—	—	—	—	—	(4)	6

Trading profit	270	(21)	16	14	—	9	(2)	(70)	216
Finance costs	(74)	11	(8)	(4)	—	—	—	20	(55)

Profit before tax	196	(10)	8	10	—	9	(2)	(50)	161

Change		-5%	+4%	+5%	—	+4%	-1%	-25%	-18%

3    Geographical analysis

Sales	Six months ended 30th June—Unaudited				Year ended 31st December 2002 Audited
	2003		2002
	euro m	%	euro m	%	euro m	%
Republic of Ireland	353.1	7.6	308.8	6.4	713.9	6.6
Britain and Northern Ireland	340.9	7.3	329.9	6.9	698.4	6.5
Mainland Europe	1,559.9	33.5	1,399.1	29.1	3,020.6	28.0
The Americas	2,407.0	51.6	2,762.8	57.6	6,361.2	58.9

Total including share of joint ventures	4,660.9	100	4,800.6	100	10,794.1	100

Less share of joint ventures	(111.6)		(135.0)		(276.9)

Total excluding share of joint ventures	4,549.3		4,665.6		10,517.2

Profit before interest		Operating profit	Goodwill amortisation	Profit on disposal	Profit before interest
	%	euro m	euro m	euro m	euro m

		Six months ended 30th June 2003—unaudited
Republic of Ireland	28.0	68.6	(0.1)	2.2	70.7
Britain and Northern Ireland	12.0	29.4	(2.6)	3.0	29.8
Mainland Europe	35.5	86.7	(14.7)	1.1	73.1
The Americas	24.5	60.0	(17.9)	0.1	42.2

Total including joint ventures	100	244.7	(35.3)	6.4	215.8

Less share of joint ventures		(11.5)	0.8	(0.7)	(11.4)

Total excluding joint ventures		233.2	(34.5)	5.7	204.4

		Six months ended 30th June 2002—unaudited
Republic of Ireland	20.5	60.4	(0.1)	3.5	63.8
Britain and Northern Ireland	10.0	29.5	(2.7)	1.2	28.0
Mainland Europe	31.8	93.6	(15.0)	3.5	82.1
The Americas	37.7	111.3	(17.3)	2.1	96.1

Total including joint ventures	100	294.8	(35.1)	10.3	270.0

Less share of joint ventures		(13.5)	1.6	(0.3)	(12.2)

Total excluding joint ventures		281.3	(33.5)	10.0	257.8

		Year ended 31st December 2002—audited
Republic of Ireland	12.5	131.3	(0.3)	7.8	138.8
Britain and Northern Ireland	5.3	55.8	(5.4)	2.8	53.2
Mainland Europe	22.3	233.5	(28.6)	3.3	208.2
The Americas	59.9	627.5	(35.3)	1.8	594.0

Total including joint ventures	100	1,048.1	(69.6)	15.7	994.2

Less share of joint ventures		(33.5)	2.0	(1.2)	(32.7)

Total excluding joint ventures		1,014.6	(67.6)	14.5	961.5

4    Divisional analysis

Sales	Six months ended 30th June—Unaudited				31st December 2002
	2003		2002		Audited
	euro m	%	euro m	%	euro m	%
Europe Materials	913.1	19.6	874.5	18.2	1,927.0	17.9
Europe Products & Distribution	1,341.3	28.8	1,163.6	24.2	2,505.6	23.2
Americas Materials	920.3	19.7	1,108.0	23.1	3,072.1	28.5
Americas Products & Distribution	1,486.2	31.9	1,654.5	34.5	3,289.4	30.4

Total including share of joint ventures	4,660.9	100	4,800.6	100	10,794.1	100

Less share of joint ventures	(111.6)		(135.0)		(276.9)

Total excluding share of joint ventures	4,549.3		4,665.6		10,517.2

Profit before interest		Operating profit	Goodwill amortisation	Profit on disposal	Profit before interest
	%	euro m	euro m	euro m	euro m

		Six months ended 30th June 2003—unaudited
Europe Materials	43.0	105.1	(8.9)	4.6	100.8
Europe Products & Distribution	32.5	79.6	(8.5)	1.7	72.8
Americas Materials	(16.0)	(39.2)	(8.9)	1.3	(46.8)
Americas Products & Distribution	40.5	99.2	(9.0)	(1.2)	89.0

Total including joint ventures	100	244.7	(35.3)	6.4	215.8

Less share of joint ventures		(11.5)	0.8	(0.7)	(11.4)

Total excluding joint ventures		233.2	(34.5)	5.7	204.4

		Six months ended 30th June 2002—unaudited
Europe Materials	36.9	108.8	(10.8)	5.5	103.5
Europe Products & Distribution	25.3	74.7	(7.0)	2.7	70.4
Americas Materials	(10.1)	(29.9)	(9.9)	2.6	(37.2)
Americas Products & Distribution	47.9	141.2	(7.4)	(0.5)	133.3

Total including joint ventures	100	294.8	(35.1)	10.3	270.0

Less share of joint ventures		(13.5)	1.6	(0.3)	(12.2)

Total excluding joint ventures		281.3	(33.5)	10.0	257.8

		Year ended 31st December 2002—audited
Europe Materials	25.4	266.7	(19.9)	11.7	258.5
Europe Products & Distribution	14.7	153.9	(14.4)	2.2	141.7
Americas Materials	32.0	335.8	(19.8)	3.3	319.3
Americas Products & Distribution	27.9	291.7	(15.5)	(1.5)	274.7

Total including joint ventures	100	1,048.1	(69.6)	15.7	994.2

Less share of joint ventures		(33.5)	2.0	(1.2)	(32.7)

Total excluding joint ventures		1,014.6	(67.6)	14.5	961.5

5    Earnings per share

The computation of basic, diluted and cash earnings per share is set out below:

	Six months ended 30th June—Unaudited		Year ended 31st December 2002
	2003	2002
	euro m	euro m	Audited euro m
Numerator for basic and diluted earnings per share
Profit for the period attributable to ordinary shareholders	116.3	139.8	623.3
Goodwill amortisation including share of joint ventures	35.3	35.1	69.6

Attributable profit excluding goodwill amortisation	151.6	174.9	692.9
Depreciation charge	215.5	224.9	456.3

Numerator for cash earnings per share	367.1	399.8	1,149.2

Denominator for basic earnings per share
Weighted average number of shares (millions) in issue	524.8	522.0	522.8
Effect of dilutive potential Ordinary Shares (employee share options)	1.6	4.3	2.9

Denominator for diluted earnings per share	526.4	526.3	525.7

Basic earnings per Ordinary Share	euro cent	euro cent	euro cent
—Including goodwill amortisation	22.16	26.78	119.22
—Excluding goodwill amortisation	28.89	33.51	132.54
Diluted earnings per Ordinary Share
—Including goodwill amortisation	22.09	26.56	118.57
—Excluding goodwill amortisation	28.80	33.23	131.81
Cash earnings per Ordinary Share (i)	69.95	76.59	219.82

(i)	Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company’s ability to generate cash from operations.

6    Movements in shareholders’ funds

	Six months ended 30th June—Unaudited		Year ended 31st December 2002
	2003	2002
	euro m	euro m	Audited euro m
At beginning of period	4,747.9	4,735.4	4,735.4
Profit retained for the financial period	73.2	100.9	490.0
Currency translation effects
—on results for the period	1.7	(2.8)	(31.7)
—on foreign currency net investments	(258.2)	(362.3)	(482.5)
Issue of ordinary share capital (net of expenses)	24.0	25.4	36.7

At end of period	4,588.6	4,496.6	4,747.9

7    Summarised cash flow

The table below summarises the Group’s cash flows for the six months ended 30th June 2003 and 30th June 2002 and for the full year ended 31st December 2002.

	Six months ended 30th June —Unaudited		Year ended 31st December 2002
	2003	2002	Audited
Inflows	euro m	euro m	euro m
Profit before tax	161	196	856
Depreciation	216	225	456
Goodwill amortisation excluding joint ventures	34	34	68
Disposals	35	50	104
Share issues (net of expenses)	24	25	37

	470	530	1,521

Outflows
Working capital movement	300	214	(90)
Capital expenditure	218	211	367
Acquisitions and investments	577	607	992
Dividends	99	90	135
Tax paid	41	52	162
Other	8	13	19

	1,243	1,187	1,585

Net outflow	(773)	(657)	(64)
Translation adjustment	144	224	248

(Increase) / decrease in net debt	(629)	(433)	184

8    Other

		Six months ended 30th June Unaudited		Year ended 31st December 2002
		2003	2002	Audited
EBITDA interest cover (times)	—six months to 30th June	8.6	7.4	n/a
	—rolling 12 months	12.5	10.0	11.3
EBIT interest cover (times)	—six months to 30th June	3.9	3.7	n/a
	—rolling 12 months	8.0	6.4	7.3

EBITDA = earnings before interest, tax, depreciation and goodwill amortisation, excluding share of joint ventures

EBIT = earnings before interest and tax, excluding share of joint ventures

Average shares in issue (millions)	524.8	522.0	522.8
Net dividend per share (cent)	8.20	7.43	25.40
Dividend cover (times)	2.70	3.59	4.68

Depreciation charge—euro m	215.5	224.9	456.3
Goodwill amortisation charge, subsidiaries—euro m	34.5	33.5	67.6
Goodwill amortisation charge, joint ventures—euro m	0.8	1.6	2.0

Net debt—euro m	2,338.6	2,327.2	1,709.9
Debt ratio	51%	51%	36%
Debt to market capitalisation at period-end	33%	26%	28%

9    Distribution of Interim Report

These Interim Results are available on the Group’s website (www.crh.com). A printed copy is available to the public at the Company’s registered office. Details of the Scrip Dividend Offer in respect of the Interim 2003 dividend will be posted to shareholders on Thursday, 25th September 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company (Registrant)

Date: 5th September 2003	By:	/s/ M.P. Lee
M.P. Lee Finance Director Designate